HENNESSY FUNDS

PROSPECTUS

JULY 1, 2005



Hennessy Cornerstone Growth Fund, Series II

Fund Symbol: HENLX

 Hennessy Funds

Formulas for Smart Investing

The Hennessy Cornerstone Growth Fund, Series II seeks long-term capital appreciation. The Fund invests in 50 growth-oriented stocks selected by the Cornerstone Growth Strategy.®

CONTENTS

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved of the Fund or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

An investment in the Fund is not a deposit with a bank and is not guaranteed or insured by the Federal Deposit Insurance Corporation or any other government agency. Fund prices will fluctuate and it is possible to lose money.

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INTRODUCTION

This prospectus contains important information about the Hennessy Cornerstone Growth Fund, Series II (the "Fund") that you should know before you invest. The Fund is no-load.

The Fund utilizes a time-tested stock selection strategy, incorporating sound, proven criteria, such as price-to-sales ratio, dividend yield and stock price appreciation. We manage the Fund with the discipline and consistency of an index fund, never straying from our proven formulas. The result is that emotions, hunches and fads play no part in our investment decisions. In short, we do not try to outsmart or time the market because we believe it doesn't work.

Our goal is to provide a product that investors can have confidence in, knowing their money is invested as promised and managed in their best interest. The strategy and performance of the Fund are fully disclosed. We feel it is critical for our clients to understand the strategies, risks and costs of investing, as well as the rewards. With Hennessy, there are never surprises with our investment strategies.

SUMMARY INFORMATION

The table below lists the investment objectives, certain investment characteristics and principal risks of the Fund. Other important characteristics are described in the Fund summary, beginning on page 2.

Investment Objective	Main Investments	Risks
• Long-term capital appreciation	• Common stocks • Foreign securities • American Depository Receipts	• Market risk • Formula investing risk • Small and medium sized companies risk • Foreign securities risk

HENNESSY CORNERSTONE GROWTH FUND, SERIES II

Investment Strategy

The Fund invests in growth-oriented common stocks by utilizing a highly disciplined, quantitative formula known as the Cornerstone Growth Strategy® (the "Strategy"). The Strategy has historically selected small-cap companies. From a universe of stocks with market capitalization exceeding $134 million, the Cornerstone Growth Strategy selects the *50 common stocks with the highest one-year price appreciation* as of the date of purchase that also meet the following criteria:

Price-to-sales ratio:
A tool for calculating a stock's valuation relative to other companies. It is calculated by dividing a stock's current price by the company's most recent 12 months of sales.

1) **Price-to-sales ratio below 1.5**
   This value criteria helps to uncover relative bargains. The Strategy uses sales as its guide because sales figures are more difficult for companies to manipulate than earnings and frequently provide a clearer picture of a company's potential value.

2) **Annual earnings that are higher than the previous year**
   While sales may be the best indicator of a company's value, the Strategy considers improvement in long-term earnings beneficial as an indicator of a company's financial strength.

3) **Positive stock price appreciation, or relative strength, over the past three and six-month periods**
   Historically, relative strength has been one of the most influential growth variables in predicting which stocks will outperform the market.

OBJECTIVE: *Long-term capital appreciation*

Stocks must also have historical trading volume sufficient to allow the Fund to purchase the required number of shares without materially affecting the share price. The Fund selects its stocks from the universe of stocks in the Standard & Poor's Compustat® Database that have market capitalization exceeding $134 million. The Compustat® Database is a robust and comprehensive source of data on publicly traded companies, consisting of all the domestic and foreign common stocks, and it contains financial, statistical and market data for different regions of the world.[1]

The Fund began utilizing the Strategy on or about the date of this Prospectus. At that time, the Fund purchased 50 stocks as dictated by the Strategy, based on information at that time. The Fund's holdings of each stock in its portfolio were initially weighted equally by dollar amount, with 2% of the portfolio's assets invested in each of 50 stocks. Annually, the universe of stocks will be re-screened using the Strategy. Stocks meeting the Strategy's criteria not currently in the portfolio will be purchased, and stocks that no longer meet the criteria will be sold. Holdings of all stocks in the Fund that continue to meet the criteria will be appropriately increased or decreased to result in equal weighting of all stocks in the portfolio. The re-screening and rebalance period for the Fund will be different than the re-screening and rebalance period of the Hennessy Cornerstone Growth Fund in an effort to create as different a portfolio of stocks as possible. The Hennessy Cornerstone Growth Fund also utilizes the Strategy and is described in a separate prospectus.

---

[1] Although S&P Compustat obtains information for inclusion in or for use in the Compustat® Database from sources which S&P Compustat considers reliable, S&P Compustat does not guarantee the accuracy or completeness of the Compustat® Database. S&P Compustat makes no warranty, express or implied, as to the results to be obtained by the Fund, or any other persons or entity from the use of the Compustat® Database. S&P Compustat makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Compustat® Database. "Standard & Poor" and "S&P" are trademarks of The McGraw-Hill Companies, Inc. The Fund is not sponsored, endorsed, sold or promoted by S&P Compustat and S&P Compustat makes no representation regarding the advisability of investing in the Fund.

The Marriage of Value plus Momentum Investing:

Price-to-Sales = Value

Increase in Earnings and Stock Price = Momentum

Through this Strategy, the Fund offers a consistent and disciplined approach to investing, based on a buy and hold philosophy over the course of each year that rejects the idea of market timing. The Fund's investment manager, Hennessy Advisors, Inc. (the "Manager"), expects stocks held in the Fund's portfolio to remain the same throughout the course of a year, despite any adverse developments concerning a company, an industry, the economy or the stock market generally. However, if the Manager determines that earnings or other information that form the basis for selecting a stock are false or incorrect, the Manager reserves the right to replace that stock with another stock meeting the criteria of the Strategy. Also, due to purchases and redemptions of Fund shares during the year, changes in the market value of the stock positions in the Fund's portfolio and compliance with federal tax laws, it is likely that stock positions will not be weighted equally at all times during the year.

Over the course of the year, when the Fund receives new cash flow from the sale of its shares, it will first be used to the extent necessary to meet redemptions. Any remaining cash will be invested in the stocks selected for the Fund using the Strategy as of the most recent rebalancing of the portfolio. This investment will be made in proportion to the current weightings of such stocks in the portfolio and without any intention to rebalance the portfolio on an interim basis. Such purchases will generally be made on a weekly basis, but may be on a more or less frequent basis at the discretion of the Manager, depending on certain factors, including the size of the Fund and the amount of cash to be invested. To the extent redemptions

exceed new cash flow into the Fund, the Fund will meet redemption requests by selling securities on a pro rata basis, based on the current weightings of such securities in the portfolio. Thus, interim purchases and sales of securities will be based on current portfolio weightings and will be made without regard to whether or not a particular security continues to meet the Strategy.

Foreign Securities. The Fund may invest in foreign securities traded in the U.S. and American Depository Receipts, or "ADRs," which are dollar-denominated securities of foreign issuers traded in the U.S. The Fund may invest in ADRs through both sponsored and unsponsored arrangements. The issuers of unsponsored ADRs are not obligated to disclose material information in the United States, and therefore, there may not be a correlation between such information and the market value of the ADRs. Investments in securities of foreign issuers increase diversification of the Fund's portfolio and may enhance return, but they also involve some special risks, as described under the following "Principal Risks."

American Depository Receipts:

ADRs represent an ownership interest in a foreign security and are traded on U.S. exchanges. They are generally issued by a U.S. bank as a substitute for direct ownership of the foreign security.



Principal Risks

As with any security, there are market and investment risks associated with your investment in the Fund. The value of your investment will fluctuate over time and it is possible to lose money. The principal risks of investing in the Fund include the following:

Market Risk: The market value of a security may move up or down, and these fluctuations may cause a security to be worth more or less than the price originally paid for it. Market risk may affect a single company, industry, sector of the economy or the market as a whole.

Formula Investing Risk: The Fund will adhere to its Strategy during the course of the year, subject to applicable Securities and Exchange Commission requirements and federal tax requirements relating to mutual funds, despite any adverse developments that may arise. This could result in substantial losses to the Fund, if for example, the stocks selected for the Fund for a given year are experiencing financial difficulty, or are out of favor in the market because of weak performance, a poor earnings forecast, negative publicity or general market cycles. The Fund's portfolio is rebalanced annually in accordance with its Strategy, which may result in the elimination of better performing assets from the Fund's investments and increases in investments with relatively lower total return.

Small and Medium Sized Companies Risk: The Fund invests in small and medium sized companies, which may have limited liquidity and greater price volatility than larger, more established companies. Small companies may have limited product lines, markets or financial resources and their management may be dependent on a limited number of key individuals.

Foreign Securities Risk: There are specific risks associated with investing in the securities of foreign companies not typically associated with investing in domestic companies. Risks include fluctuations in the exchange rates of foreign currencies that may affect the U.S. Dollar value of a security, and the possibility of substantial price volatility as a result of political and economic instability in the foreign country.

Performance

On July 1, 2005, the Manager purchased the mutual fund investment advisory business of Landis Associates LLC, which was the Fund's investment adviser prior to July 1, 2005. During the time that Landis Associates LLC advised the Fund, the Fund operated under the name "The Henlopen Fund" ("The Henlopen Fund"). The performance of The Henlopen Fund is not relevant to investors because The Henlopen Fund did not utilize the Strategy during that time period. Performance information for the Fund will be included in future prospectuses after it has completed one calendar year of operations under the Manager.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES
(fees paid directly from your investment)

Maximum sales charge *(load)*
imposed on purchases...None

Maximum deferred sales charge *(load)*.................None

Maximum sales charge *(load)* imposed on reinvested
dividends and distributions................................None

Redemption fee *(as a percentage of amount redeemed)*
– three months[1]..1.50%

Exchange fee *(as a percentage of amount exchanged)*
– three months[1]..1.50%

ANNUAL FUND OPERATING EXPENSES[2]
(expenses that are deducted from Fund assets)

Management Fees...0.74%

Distribution and Service (12b-1) Fees.................None

Other Expenses..0.51%

    Shareholder Servicing Fees..................0.10%

    All remaining Other Expenses.............0.41%

Total Gross Expenses..1.25%

Less Expense Waiver/Reimbursement[3] 0.00%

Total Annual Fund Operating Expenses 1.25%

[1] If you exchange or redeem shares you purchased on or after July 1, 2005 and have owned for less than three months, the Fund will deduct a fee of 1.50% of the amount redeemed from your redemption proceeds. If you exchange or redeem shares you purchased before July 1, 2005 and have owned for 30 days or less, the Fund will deduct a fee of 1.00% of the amount redeemed from your redemption proceeds. This fee is payable to the Fund. The Transfer Agent charges a fee of $15.00 for each wire redemption and $5.00 for each telephone exchange.

[2] Effective July 1, 2005, the Fund entered into an investment advisory agreement with a new investment adviser, Hennessy Advisors, Inc. The Total Annual Fund Operating Expenses indicated above reflect the expenses that would have been incurred by the Fund had the new investment advisory agreement been in effect for the fiscal year ended June 30, 2004. Actual Total Annual Fund Operating Expenses of the Fund for the fiscal year ended June 30, 2004 were 1.38%, which consisted of Management Fees of 1.00% and Other Expenses of 0.38%.

[3] The Manager has agreed to waive a portion of its annual fees and/or to reimburse the Fund to the extent necessary to ensure that Total Annual Operating Expenses do not exceed 1.25% of the Fund's average daily net assets annually through June 2006. The Manager may recover waived or reimbursed management fees in the three years subsequent to the date that the fees were waived or reimbursed.

The Hennessy Cornerstone Growth Fund, Series II is no-load, meaning there are no upfront or deferred sales charges.

(800) 966-4354

EXAMPLE

This Example is intended to help you compare the cost of investing in this Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that you reinvest all dividends and distributions, that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on the assumptions, your costs would be:

One Year	Three Years	Five Years	Ten Years
$127	$397	$686	$1,511



ADDITIONAL INVESTMENT INFORMATION

In order to provide a degree of flexibility, the Fund may change its investment objective without obtaining shareholder approval. An investment objective is not a guarantee. The Fund will not take a temporary defensive position. The Statement of Additional Information ("SAI") for the Fund, which is incorporated by reference into this Prospectus, contains a description of the Fund's policies and procedures respecting disclosure of its portfolio holdings.

HISTORICAL PERFORMANCE
of the Cornerstone Growth Strategy

The following charts compare the total return of the Strategy with the returns of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500"). The performance is that of a hypothetical portfolio managed in accordance with the dictates of the Strategy for the historical periods indicated.

The hypothetical returns have been developed and tested by the Manager, but have not been verified by any third party and are unaudited. The performance information is based on data supplied by the Manager or from statistical services, reports or other sources which the Manager believes are reliable.

Actual performance of the Fund may differ from the performance of the hypothetical portfolio for the following reasons: the Fund may not be fully invested at all times; not all stocks in the Fund's portfolio may be weighted equally at all times due to appreciation or depreciation in a stock's value; purchases and sales of stocks for the Fund's portfolio are likely to occur between annual rebalancing due to cash inflows and outflows (from purchases and redemptions of Fund shares) during the year; in managing the Fund, the Manager may make limited modifications to the Strategy as necessary to comply with federal tax laws; and the returns of the portfolio do not reflect the fees, commission costs or expenses borne by the Fund. The performance of the hypothetical portfolio would have been lower if the fees, commission costs and expenses had been deducted.

For the hypothetical portfolio, returns do not represent actual trading or reflect the impact that material economic and market factors might have had on the Manager's decision-making under actual circumstances. However, except as described above, the Manager can presently foresee no circumstance that would cause deviation from the Strategy in managing the Fund. The returns set forth below reflect reinvestment of dividends and other earnings. All returns shown reflect reinvestment of dividends and other earnings. Past performance, hypothetical or actual, does not guarantee future results. Average annual return represents the annual rate, which, if earned each year in a multiple year period, would produce the cumulative rate of return over that period.

	1990	1991	1992	1993	1994	1995	1996
Cornerstone Growth Strategy	-3.45%	71.27%	21.14%	33.81%	-3.96%	46.66%	21.06%
S&P 500 Index	-3.17%	30.55%	7.67%	9.99%	1.31%	37.43%	23.07%

**HISTORICAL
PERFORMANCE**



**AVERAGE
ANNUAL RETURN**



SERIES II STRATEGY

1997	1998	1999	2000	2001	2002	2003	2004	Total
34.63%	6.11%	28.26%	14.51%	4.43%	-14.99%	88.84%	18.36%	366.68%
33.36%	28.58%	21.04%	-9.10%	-11.89%	-22.10%	28.68%	10.88%	186.30%

STANDARD DEVIATION

27.17%

17.79%



Standard Deviation measures an investment's volatility or "risk." The greater the standard deviation, the more variable the rate of return.



Cornerstone Growth Strategy

S&P 500 Index



MANAGEMENT OF THE FUND

Investment Advisor

Hennessy Advisors, Inc. is the investment manager of the Fund. The Manager's address is The Courtyard Square, 750 Grant Avenue, Suite 100, Novato, California 94945. The Manager has been providing investment advisory services since 1989. The Manager is also the investment manager for the Hennessy Cornerstone Growth Fund, Hennessy Focus 30 Fund and Hennessy Cornerstone Value Fund, series of The Hennessy Mutual Funds, Inc., and the Hennessy Total Return Fund and Hennessy Balanced Fund, series of The Hennessy Funds, Inc. The Manager furnishes the Fund with office space and certain administrative services and provides most personnel needed by the Fund. For its services, the Fund pays an annual management fee, paid monthly, to the Manager equal to 0.74% of its average daily net assets.

Neil J. Hennessy is primarily responsible for day-to-day management of the portfolio of the Fund and for developing and executing the Fund's investment program. Mr. Hennessy is committed to the formula-based investing program utilized by the Fund. Mr. Hennessy has been the President, Chairman, Chief Executive Officer and Portfolio Manager of the Manager, a registered investment advisor, since its organization in 1989. In addition, Mr. Hennessy has been the President of The Hennessy Mutual Funds, Inc. and The Hennessy Funds, Inc. since 1996.

The SAI for the Fund, which is incorporated by reference into this Prospectus, contains additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager and the portfolio manager's ownership of securities in the Fund.

Expense Limitation

The Fund is responsible for its own operating expenses. The Manager has contractually agreed to waive a portion of its annual fees and/or to reimburse the Fund to the extent necessary to ensure that total annual operating expenses do not exceed 1.25% of the Fund's average daily net assets annually through June 30, 2006. Any fee waivers or expense reimbursement made by the Manager are subject to reimbursement by the Fund if requested by the Manager in the three subsequent fiscal years. This reimbursement may be requested by the Manager in subsequent fiscal years if the aggregate amount actually paid by the Fund towards total annual operating expenses (taking into account the reimbursement) does not exceed the limitation on Fund expenses. The Fund must pay its current ordinary operating expenses before the Manager is entitled to any reimbursement of fees and/or expenses.

Shareholder Servicing Agreement

The Fund has entered into a Shareholder Servicing Agreement with the Manager. The Servicing Agreement provides that the Manager will provide administrative support services to the Fund consisting of:

- maintaining an "800" number that current shareholders may call to ask questions about the Fund or their accounts with the Fund;
- assisting shareholders in processing exchange and redemption requests;
- assisting shareholders in changing dividend options, account designations and addresses;
- responding generally to questions of shareholders; and
- providing such other similar services as the Fund may request.

For such services, the Fund pays an annual service fee to the Manager equal to 0.10% of its average daily net assets.

SHAREHOLDER INFORMATION

Pricing of Fund Shares

The price you will pay to buy Fund shares or the amount you will receive when you sell your Fund shares is called the net asset value ("NAV"). This is calculated by dividing the Fund's assets, minus its liabilities, by the number of shares outstanding. The NAV of the Fund's shares is normally determined as of the close of regular trading on the New York Stock Exchange ("NYSE"), which is normally 4:00 P.M., Eastern time/1:00 P.M., Pacific time. Fund shares will not be priced on days that the NYSE is closed for trading (including certain U.S. holidays). The Fund calculates its NAV based on the market prices of the securities (other than money market instruments) it holds. The Fund values most money market instruments it holds at their amortized cost.

If reliable market quotations are not available, the Fund will value securities at their fair value pursuant to the procedures established by and under the supervision of the Trustees. The fair value of a security is the amount which the Fund might reasonably expect to receive upon a current sale. The fair value of a security may differ from the last quoted price and the Fund may not be able to sell a security at the fair value. Reliable market quotations may not be available, for example, if trading in particular securities is halted during the day and not resumed prior to the close of trading on the NYSE, or a security is delisted from a national exchange.

The Fund will process purchase and redemption orders received by the Fund's transfer agent, U.S. Bancorp Fund Services, LLC (the "Transfer Agent"), prior to the close of regular trading on a day that the NYSE is open at the NAV determined later that day. It will process purchase and redemption orders that it receives after the close of regular trading at the NAV determined at the close of regular trading on the next day the NYSE is open. If an investor sends a purchase or redemption request to the Fund's corporate address, instead of to its Transfer Agent, the Fund will forward it as promptly as practicable to the Transfer Agent, and the effective date of the purchase or redemption request will be delayed until the

FOR QUESTIONS PLEASE CALL

The Hennessy Funds
1-800-966-4354 *or*
1-415-899-1555
10 A.M.–7 P.M. Eastern Time
7 A.M.–4 P.M. Pacific Time

US Bank, Transfer Agent for the Funds
1-800-261-6950 *or*
1-414-765-4124
9 A.M.–8 P.M. Eastern Time
6 A.M.–5 P.M. Pacific Time

purchase or redemption request is received by the Transfer Agent.

Account Minimum Investments

The minimum initial investment in the Fund is $2,500 for regular accounts and $250 for Individual Retirement Accounts ("IRA"). For corporate sponsored retirement plans, there is no minimum initial investment. There is a $100 subsequent investment requirement for the Fund. A $100 minimum exists for each additional investment made through the Automatic Investment Plan for the Fund. The Fund may waive the minimum investment requirements from time to time.

Market Timing Policy

Frequent purchases and redemptions of the Fund's shares by a shareholder may harm other shareholders of that Fund by interfering with efficient management of the Fund's portfolio, increasing brokerage and administrative costs, and potentially diluting the value of their shares. Accordingly, the Board of Trustees discourages frequent purchases and redemptions of shares of the Fund by:

- Reserving the right to reject any purchase order for any reason or no reason, including purchase orders from potential investors that the Fund believes might engage in frequent purchases and redemptions of shares of the Fund.
- Imposing a 1.50% redemption fee on redemptions and exchanges that occur within three months of the share purchase (except that in the case of shares purchased before July 1, 2005, the Fund will impose a 1.00% redemption fee on redemptions and exchanges that occur within 30 days of such purchase).

The redemption fee applies to all investors except shares held in 401(k), 403(b), 457, Keogh, profit sharing, SIMPLE IRA, SEP-IRA and money purchase pension retirement plan accounts. Except for shares held by the aforementioned retirement plans, the redemption fee applies to shares held in omnibus accounts at intermediaries, such as broker-dealers and third party administrators. The Fund relies on these intermediaries to determine when a redemption occurs within three months of purchase. The right to reject a purchase order applies to any order, including an order placed from an omnibus account. Although the Fund has taken steps to discourage frequent purchases and redemptions of Fund shares, it cannot guarantee that such trading will not occur.

How To Purchase Shares

You may purchase shares of the Fund by check or wire. The Fund will not accept payment in cash or money orders. All purchases must be in U.S. dollars, and all checks must be drawn on U.S. banks. In addition, cashiers checks in the amounts of less than $10,000 will not be accepted. To prevent check fraud, the Fund will not accept third party checks, Treasury checks, credit card checks, traveler's checks or starter checks for the purchase of shares.

The Fund will not issue certificates evidencing shares purchased. Instead, the Fund will send investors a written confirmation for all purchases of shares. Shares of the Fund have not been registered for sale outside of the United States. The Fund reserves the right to reject any purchase in whole or in part.

In compliance with the USA Patriot Act of 2001, please note that the Transfer Agent will verify certain information on your Account Application as part of the Fund's Anti-Money Laundering Compliance Program. As requested on the application, you should supply your full name, date of birth, social security number and permanent street address. Mailing addresses containing a P.O. Box will not be accepted. Please contact the Fund at 1-800-966-4354 or 1-415-899-1555 if you need additional assistance when completing your application. If we do not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund may also reserve the right to close the account within five business days if clarifying information/documentation is not received.

For regular mail delivery:	*For overnight delivery:*
Hennessy Funds	Hennessy Funds
c/o U.S. Bancorp Fund Services, LLC	c/o U.S. Bancorp Fund Services, LLC
P. O. Box 701	615 East Michigan Street, 3rd Floor
Milwaukee, WI 53201-0701	Milwaukee, WI 53202-5207

HOW DO I PURCHASE SHARES BY CHECK?

If you are making an initial investment in the Fund, simply complete the appropriate Account Application and mail it with a check, made payable to "Hennessy Funds," to:

Subsequent investments must be accompanied by a letter indicating the name(s) in which the account is registered and the account number or by the remittance portion of the account statement and returned to one of the above addresses.

The Transfer Agent will charge a $25.00 fee against a shareholder's account, in addition to any loss sustained by the Fund, for any payment, check or electronic funds transfer returned to the Transfer Agent for insufficient funds.

HOW DO I PURCHASE SHARES BY WIRE?

A completed Account Application must be sent to the Transfer Agent by U.S. mail or overnight courier to the addresses listed above prior to wiring funds. If you are making an initial investment in the Fund, please contact the Transfer Agent at 1-800-261-6950 or 1-414-765-4124 between 9:00 A.M. and 8:00 P.M Eastern time/6:00 A.M. and 5:00 P.M. Pacific time, on a day when the NYSE is open for trading to make arrangements with a service representative to submit your completed application via mail, overnight delivery, or facsimile. Upon receipt of your application, your account will be established and a service representative will contact you within 24 hours to provide an account number and wiring instructions. If you are making a subsequent purchase, prior to wiring funds, you should be sure to notify the Transfer Agent. U.S. Bank must receive wired funds prior to the close of regular trading on the NYSE (4:00 P.M. Eastern time/1:00 P.M. Pacific time) to receive same day pricing. Wired funds received after that time will be processed the following day with the following day's pricing. The Fund is not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system.

All wires should specify the name of the Fund, the name(s) in which the account is registered, the shareholder's social security number or employer tax identification number, the account number and the amount being wired. Please indicate if this is an initial or subsequent investment. It is essential that your bank include complete information about your account in all wire instructions. Your bank may charge you a fee for sending a wire to the Fund.

To ensure prompt and accurate credit upon receipt of your wire, your bank should transmit immediately available funds by wire in your name to:

> Hennessy Funds
> c/o U.S. Bank, N.A.
> 777 E. Wisconsin Ave.
> Milwaukee, WI 53202
> ABA# 075000022
> Credit: U.S. Bancorp Fund Services LLC
> Account Number: 112-952-137
> Further Credit: Hennessy Cornerstone Growth Fund, Series II,
> shareholder name and account number

CAN I PURCHASE SHARES THROUGH BROKER-DEALERS?

You may buy, sell and exchange shares of the Fund through certain brokers (and their agents) that have made arrangements with the Fund to sell their shares. When you place your order with such a broker or its authorized agent, your order is treated as if you had placed it directly with the Transfer Agent, and you will pay or receive the next price calculated by the Fund. The broker (or agent) holds your shares in an omnibus account in the broker's (or agent's) name, and the broker (or agent) maintains your individual ownership records. The Manager may pay the broker (or its agent) for maintaining these records as well as providing other shareholder services. The broker (or its agent) may charge you a fee for handling your order. The broker (or agent) is responsible for processing your order correctly and promptly, keeping you advised regarding the status of your individual account, confirming your transactions and ensuring that you receive copies of the Fund's prospectus.

You may also buy, sell and exchange shares of the Fund through other outside broker-dealers that have not made arrangements with the Fund to sell their shares. To place a telephone order, or to inquire about an agreement, broker-dealers should call the Fund at 1-800-966-4354 or 1-415-899-1555.

Automatic Investment Plan

For your convenience, the Fund offers an Automatic Investment Plan. This plan allows money to be moved from the shareholder's bank account to the shareholder's Fund account on a systematic schedule (e.g., monthly, bimonthly, quarterly or annually) that the shareholder selects. After your initial investment in the Fund, you may authorize the Fund to withdraw any amount over $100.

If you wish to enroll in this plan, complete the appropriate section on the initial Account Application, or complete the Automatic Investment Plan Application. You may call the Fund at 1-800-966-4354 or 1-415-899-1555 and request an application, or the application can be found at www.hennessyfunds.com. Signed applications should be received by the Transfer Agent at least 15 business days prior to your initial transaction. The Transfer Agent will charge you a $25 fee if the automatic investment cannot be made due to insufficient funds, stop payment or for any other reason. The Fund may terminate or modify this privilege at any time. Any request to change or terminate an Automatic Investment Plan should be submitted to the Transfer Agent by telephone at 1-800-261-6950 or 1-414-765-4124 or in written form five days prior to the effective date.

Retirement Plans

You may invest in the Fund under the following prototype retirement plans:

- Coverdell Education Savings Account;
- Traditional IRA;
- Roth IRA;
- SEP-IRA for sole proprietors, partnerships and corporations; or
- Profit-Sharing and Money Purchase Pension Plans for corporations and their employees.

The Fund recommends that investors consult with a financial and/or tax advisor regarding IRAs before investing in them. The current annual fee for an IRA is $15 and is outlined in our Individual Retirement Account Disclosure Statement and Custodial Account Agreement.

How To Sell Shares

You may sell (redeem) your Fund shares on any day the Fund and the NYSE are open for business either directly through the Fund or through your investment representative. Redemptions that are received no later than 4:00 P.M. Eastern time/1:00 P.M. Pacific time will be priced and processed as of the close of business on that day; requests received after that time will be processed as of the close of business on the next business day.

HOW DO I SELL SHARES BY MAIL?

You may redeem your shares by sending a written request to the Transfer Agent. After your request is received in "good order," the Fund will redeem your shares at the next NAV. To be in "good order," redemption requests must include the following: (i) the name of your Fund account; (ii) the account number; (iii) the number of Fund shares or the dollar value of Fund shares to be redeemed; (iv) duly endorsed share certificates, if issued; (v) any signature guarantees that are required; and (vi) any additional documents that might be required for redemptions by corporations, executors, administrators, trustees, guardians or other similar shareholders. In addition, please specify whether the redemption proceeds are to be sent by mail or wire. The letter should be signed by all shareholders whose names appear on the account registration. If you wish to have the proceeds wired, please give wire instructions. Corporate and institutional investors and fiduciaries should contact the Transfer Agent to ascertain what additional documentation is required.

WHEN ARE SIGNATURE GUARANTEES REQUIRED?

To protect the Fund and its shareholders, except as noted in the following paragraph, a signature guarantee is required for all written redemption requests. Signature(s) on the redemption request must be guaranteed by an "eligible guarantor institution." These include banks, broker-dealers, credit unions and savings institutions. A broker-dealer guaranteeing signatures must be a member of a clearing corporation or maintain net capital of at least $100,000. Credit unions must be authorized to issue signature guarantees. Signature guarantees will be accepted from any eligible guarantor institution that participates in a signature guarantee program. A notary public is not an acceptable guarantor.

The Fund will waive the signature guarantee required on redemption requests that instruct that the proceeds be sent by mail if all of the following conditions apply: (i) the redemption is for $10,000 or less; (ii) the redemption check is payable to the shareholder(s) of record; (iii) the redemption check is mailed to the shareholder(s) at the address of record; and (iv) no shares represented by certificate are being redeemed. In addition, the Fund may waive the signature guarantee for employees and affiliates of the Manager, the Distributor (as defined below), the Administrator (as defined below) and family members of the foregoing.

HOW DO I SELL SHARES BY TELEPHONE?

If you completed the "Shareholder Privileges" section of the Account Application, you may redeem all or some of your shares by calling the Transfer Agent at 1-800-261-6950 or 1-414-765-4124 between 9:00 A.M. and 8:00 P.M. Eastern time/6:00 A.M. and 5:00 P.M. Pacific time, on a day when the NYSE is open for trading. Redemption requests received no later than 4:00 P.M. Eastern time/1:00 P.M. Pacific time will be priced and processed as of the close of business on that day; requests received after that time will be processed as of the close of business on the next business day. Telephone redemptions will not be accepted with respect to shares represented by certificates or for retirement accounts.

When you establish telephone privileges, you are authorizing the Fund and the Transfer Agent to act upon the telephone instructions of the person or persons you have designated in your Account Application. Redemption proceeds will be transferred to the bank account you have designated on your Account Application.

Before acting on instructions received by telephone, the Fund and the Transfer Agent will use reasonable procedures to confirm that the telephone instructions are genuine. These procedures may include recording the telephone call and asking the caller for a form of personal identification. If the Fund and the Transfer Agent follow these reasonable procedures, they will not be liable for any loss, expense, or cost arising out of any telephone transaction request that is reasonably believed to be genuine. This includes any fraudulent or unauthorized request. The Fund may change, modify or terminate these privileges at any time upon written notice to shareholders. The Fund may suspend temporarily the redemption privilege in emergency situations or in cases where, in the judgment of the Fund, continuation of the privilege would be detrimental to the Fund and its shareholders. Such temporary suspension can be without prior notification to shareholders.

You may request telephone redemption privileges after your account is opened by writing to the Transfer Agent at one of the addresses set forth under "How Do I Purchase Shares by Check?" above. Your written request for telephone privileges must be signed by the registered owner(s) of the shares exactly as the account is required and signature guaranteed, and include the name of the Fund account, the account number and the name of the Fund.

You may have difficulties in making a telephone redemption during periods of abnormal market activity. If this occurs, you may make your redemption request in writing.

WHEN WILL I RECEIVE MY REDEMPTION PROCEEDS?

Payment of your redemption proceeds will be made promptly, but not later than seven days after the receipt of your written request in proper form as discussed in this Prospectus. If you made your initial investment by wire, payment of your redemption proceeds for those shares will not be made until one business day after your completed Account Application is received by the Fund. If you did not purchase your shares with a certified check or wire, the Fund may delay payment of your redemption proceeds for up to 15 days from date of purchase or until your check has cleared, whichever occurs first.

If you made your redemption request by telephone, the proceeds will be mailed within one or two days. If you request, redemption proceeds will be wired on the next business day to the bank account you have designated in your Account Application or written instructions. The minimum amount that may be wired is $1,000. You will be charged a wire transfer fee of $15. This fee will be deducted from your redemption proceeds and paid to the

Transfer Agent to cover costs associated with the transfer. In addition, your bank may charge a fee for receiving wires.

The Fund has the right to pay redemption proceeds to you in whole or in part by a distribution of securities from the Fund's portfolio. It is not expected that the Fund would do so except in unusual circumstances. If the Fund pays your redemption proceeds by a distribution of securities, you could incur brokerage or other charges in converting the securities to cash.

WHEN WILL I PAY A REDEMPTION FEE?

The Fund will assess a 1.50% fee on redemptions and exchanges of Fund shares purchased on or after July 1, 2005 and held for less than three months and will assess a 1.00% fee on redemptions and exchanges of Fund shares purchased before July 1, 2005 and held for 30 days or less. This fee will be paid to the Fund to help offset transactions costs. In determining the three month holding period, the Fund will use the "first-in, first-out" method. Under this method, the date of redemption or exchange will be compared with the earliest purchase date of shares held in your account. If those shares were held for less than three months, the fee will be assessed. This fee does not apply to: (i) any shares purchased through reinvested dividends or capital gains or (ii) shares held in 401(k), 403(b), 457, Keogh, profit sharing, SIMPLE IRA, SEP-IRA and money purchase pension retirement plan accounts.

CAN MY ACCOUNT BE INVOLUNTARILY REDEEMED?

The Fund may redeem the shares in your account if the value of your account is less than $2,500 for three months or longer as a result of redemptions you have made. This does not apply to retirement plan or Uniform Gifts or Transfers to Minors Act accounts. You will be notified that the value of your account is less than $2,500 before the Fund makes an involuntary redemption. You will then have 60 days in which to make an additional investment to bring the value of your account to at least $2,500 before the Fund takes any action.

How To Exchange Shares

You may exchange shares of the Fund for shares of any other fund advised by the Manager any day the Fund and the NYSE are open for business.

Exchange requests received no later than 4:00 P.M. Eastern time/1:00 P.M. Pacific time will be priced and processed as of the close of business on that day; requests received after that time will be processed as of the close of business on the next business day. Please keep in mind that each fund advised by the Manager has a minimum investment of $2,500 when determining the number of shares you want to exchange. Prior to making an exchange into another fund advised by the Manager, you should obtain and carefully read that fund's prospectus, which may be obtained by calling 1-800-966-4354 or 1-415-899-1555.

You may also exchange shares of the Fund for shares of the First American Prime Obligations Fund, a money market mutual fund not affiliated with Hennessy Funds Trust, The Hennessy Mutual Funds, Inc., The Hennessy Funds, Inc. or the Manager. The exchange privilege does not constitute an offering or recommendation on the part of the Fund or the Manager of an investment in the First American Prime Obligations Fund. Prior to making an exchange into the First American Prime Obligations Fund, you should obtain and carefully read that fund's prospectus, which may be obtained by calling 1-800-966-4354 or 1-415-899-1555. If you exchange your Fund shares into shares of the First American Prime Obligations Fund, you may establish checkwriting privileges on that money market account. Contact the Transfer Agent at 1-800-261-6950 or 1-414-765-4124 for a checkwriting application and signature card.

The Fund reserves the right on notice to shareholders to limit the number of exchanges that can be made in any year to avoid excess Fund expenses. The Fund reserves the right to reject any exchange order. The Fund may modify or terminate the exchange privilege upon written notice to shareholders. The Fund may suspend temporarily the exchange privilege in emergency situations or in cases where, in the judgment of the Fund, continuation of the privilege would be detrimental to the Fund and its shareholders. Such temporary suspension can be without prior notification to shareholders. Exchanges of Fund shares purchased on or after July 1, 2005 and held for less than three months will be assessed a 1.50% fee and exchanges of Fund shares purchased before July 1, 2005 and held for 30 days or less will be assessed a 1.00% fee (see "When Will I

Pay a Redemption Fee" in the "How To Sell Shares" section above for more details). You may have a taxable gain or loss as a result of an exchange because the Internal Revenue Code treats an exchange as a sale of shares.

HOW DO I EXCHANGE SHARES BY MAIL?

You may exchange your Fund shares simply by sending a written request to the Transfer Agent. You should give the name of your Fund account, account number, the number of Fund shares or the dollar value of Fund shares to be exchanged, and the name of the other fund into which the exchange is being made. If you have an existing account with the other fund, you should also give the name and account number for that fund. The letter should be signed by all shareholders whose names appear on the account registration.

HOW DO I EXCHANGE SHARES BY TELEPHONE?

If your account has telephone privileges, you may also exchange Fund shares by calling the Transfer Agent at 1-800-261-6950 or 1-414-765-4124 before the close of regular trading on the NYSE, which presently is 4:00 P.M. Eastern time/1:00 P.M. Pacific time. If you are exchanging shares by telephone, you will be subject to certain identification procedures, which are listed below under "How Do I Sell Shares by Telephone?". You will be charged a $5.00 fee for exchanges of Fund shares by telephone. Telephone requests for exchanges will not be accepted with respect to shares represented by certificates.

Systematic Cash Withdrawal Program

As another convenience, you may redeem your Fund shares through the Systematic Cash Withdrawal Program. If you elect this method of redemption, the Fund will send you or a designated third party a check in a minimum amount of $50. You may choose to receive a check each month or calendar quarter. Your Fund account must have a value of at least $10,000 in order to participate in this program. The Systematic Cash Withdrawal Program may be terminated at any time by the Fund. You may also elect to terminate your participation in this program at any time by writing to the Transfer Agent five days prior to the next payment.

A withdrawal involves a redemption of shares and may result in a gain or loss for federal income tax purposes. In addition, if the amount withdrawn exceeds the dividends credited to your account, the account ultimately may be depleted.

Householding

To help keep the Fund's costs as low as possible, we deliver a single copy of most financial reports and prospectuses to shareholders who share an address, even if the accounts are registered under different names. This process, known as "householding," does not apply to account statements. You may, of course, request an individual copy of a prospectus or financial report at any time. If you would like to receive separate mailings, please call the Transfer Agent at 1-800-261-6950 or 1-414-765-4124 and we will begin individual delivery within 30 days of your request. If your account is held through a financial institution or other intermediary, please contact them directly to request individual delivery.

Dividends, Distributions And Taxes

The Fund will make distributions of dividends and capital gains, if any, annually, usually in November or December of each year.

You have three distribution options:

- Automatic Reinvestment Option – Both dividend and capital gains distributions will be reinvested in additional Fund shares.
- Cash Dividend Option – Your dividends will be paid in cash and your capital gains distributions will be reinvested in additional Fund shares.
- All Cash Option – Both dividend and capital gains distributions will be paid in cash.

If you elect to receive distributions and or capital gains paid in cash, and the U.S. Postal Service cannot deliver the check, or if a check remains outstanding for six months, the Fund reserves the right to reinvest the distribution check in your account, at the Fund's current NAV, and to reinvest all subsequent distributions.

You may make this election on the Account Application. You may change your election by writing to the Transfer Agent or by calling 1-800-261-6950 or 1-414-765-4124.

The Fund's distributions, whether received in cash or additional shares of the Fund, may be subject to federal and state income tax. These distributions may be taxed as ordinary income, dividend income or capital gains (which may be taxed at different rates depending on the length of time the Fund holds the assets generating the capital gains). The Fund's Strategy may result in annual turnover of greater than 100%, which may cause capital gains that are distributed by the Fund to be treated as short-term capital gains and taxed as ordinary income.

If you exchange or sell your Fund shares, it is considered a taxable event for you. Depending on the purchase price and the sale price of the shares you exchange or sell, you may have a gain or a loss on the transaction. You are responsible for any tax liabilities generated by your transaction.

FINANCIAL HIGHLIGHTS

On July 1, 2005, the Manager purchased the mutual fund investment advisory business of Landis Associates, LLC, which was the Fund's investment adviser prior to July 1, 2005. During the time that Landis Associates LLC advised the Fund, the Fund operated under the name "The Henlopen Fund." The information presented is intended to help you understand the financial performance of the Fund. Certain information reflects the financial results for a single fund share. The total returns of the table represent the rate that an investor would have earned (or lost) on an investment in the Fund assuming reinvestment of all dividends and distributions. However, the total returns are the returns of The Henlopen Fund, which are not relevant to investors in the Fund because The Henlopen Fund did not utilize the Strategy. The information below for the six-month period ended December 31, 2004 is unaudited and is part of the Fund's financial statements included in the Fund's Semi-Annual Report dated December 31, 2004, which is available free of charge upon request. The information on the following page for each of the five years ended June 30 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report, along with the Fund's financial statements, are included in the Fund's Annual Report dated June 30, 2004, which is available free of charge upon request.

HENNESSY CORNERSTONE GROWTH FUND, SERIES II

	(Unaudited) For period ending 12/31/2004	YEAR ENDED JUNE 30 2004	2003	2002	2001	2000
PER SHARE DATA:						
Net asset value, beginning of period	$27.69	$18.13	$16.79	$19.15	$28.39	$19.84
Income from investment operations:						
Net investment loss[1]	(0.09)	(0.23)	(0.16)	(0.18)	(0.16)	(0.25)
Net realized and unrealized gains (losses) on investments	2.88	9.79	1.50	(2.14)	(7.85)	10.18
Total from investment operations	2.79	9.56	1.34	(2.32)	(8.01)	9.93
Less Distributions:						
Dividends from net investment income	(0.01)	—	—	—	—	—
Dividends from net realized gains	—	—	—	(0.04)	(1.23)	(1.38)
Total from distributions	(0.01)	—	—	(0.04)	(1.23)	(1.38)
Net asset value, end of year	$30.47	$27.69	$18.13	$16.79	$19.15	$28.39
TOTAL RETURN	10.08%[2]	52.73%	7.98%	(12.11)%	(27.96)%	53.71%
SUPPLEMENTAL DATA AND RATIOS:						
Net assets, end of year *(in 000's)*	$325,879	$347,824	$77,957	$95,317	$150,872	$240,106
Ratio of expenses to average net assets	1.27%[3]	1.38%	1.58%	1.39%	1.28%	1.37%
Ratio of net investment loss to average net assets	(0.67%)[3]	(0.90%)	(1.04%)	(0.98%)	(0.74%)	(0.97%)
Portfolio turnover rate	100.61%	113.27%	90.06%	132.21%	287.66%	156.85%

[1] Net investment loss per share is calculated using average shares outstanding.
[2] Not annualized.
[3] Annualized.

PRIVACY POLICY

We collect the following non-public personal information about you:

- •information we receive from you on or in applications or other forms, correspondence, or conversations, including, but not limited to, your name, address, phone number, social security number, assets, income and date of birth; and;
- • information about your transactions with us, our affiliates, or others, including, but not limited to, your account number and balance, payment history parties to transactions, cost basis information, and other financial information.

We do not disclose any non-public personal information about our current or former shareholders to nonaffiliated third parties, except as permitted by law. For example, we are permitted by law to disclose all of the information we collect, as described above, to our Transfer Agent to process your transactions. Furthermore, we restrict access to your non-public personal information to those persons who require such information to provide products or services to you. We maintain physical, electronic and procedural safeguards that comply with federal standards to guard your non-public personal information.

In the event that you hold shares of the Fund through a financial intermediary, including, but not limited to, a broker-dealer, bank or trust company, the privacy policy of your financial intermediary would govern how your non-public personal information would be shared with nonaffiliated third parties.

Not part of prospectus.

(800) 966-4354

TO LEARN MORE

To learn more about the Fund, you may want to read the Fund's Statement of Additional Information (or "SAI"), which contains additional information about the Fund. The Fund has incorporated by reference the SAI into the Prospectus. This means that you should consider the contents of the SAI to be part of the Prospectus.

Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

The SAI and the Fund's annual and semi-annual reports are available to shareholders and prospective investors, without charge, upon request, simply by calling 1-800-966-4354 or 1-415-899-1555, or by visiting our website at www.hennessyfunds.com.

Prospective investors and shareholders who have questions about the Fund may also call the above number or write to the following address:

> Hennessy Funds
> The Courtyard Square
> 750 Grant Avenue
> Suite 100
> Novato, CA 94945

The general public can review and copy information about the Fund at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. (Please call 1-202-942-8090 for information on the operations of the Public Reference Room.) Reports and other information about the Fund is also available on the EDGAR Database on the Securities and Exchange Commission's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing to:

> Public Reference Section
> Securities and Exchange Commission
> Washington, D.C. 20549-0102

When seeking information about the Fund from the Securities and Exchange Commission, please refer to the Hennessy Funds Trust's Investment Company Act File No. 811-07168.

Investment Company Act File No. 811-07168



For information,
questions or assistance,
please call
The Hennessy Funds

1-800-966-4354 *or*
1-415-899-1555

Hennessy Funds
Formulas for Smart Investing

WWW.HENNESSYFUNDS.COM

Fund
Hennessy Cornerstone Growth Fund, Series II
The Courtyard Square
750 Grant Avenue, Suite 100
Novato, California 94945

Investment Manager
Hennessy Advisors, Inc.
The Courtyard Square
750 Grant Avenue, Suite 100
Novato, California 94945
(800) 966-4354

Administrator, Transfer Agent, Dividend Paying Agent & Shareholder Servicing Agent
U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, Wisconsin 53201-0701
(800) 261-6950

Distributor
Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

Custodian
U.S. Bank, N.A.
425 Walnut Street
Cincinnati, Ohio 45202

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Legal Counsel
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5306